Exhibit 21.1

List of Subsidiaries of Aimmune Therapeutics, Inc.

Subsidiary	Jurisdiction of Incorporation or Organization
Aimmune Therapeutics UK Limited	United Kingdom
Aimmune Therapeutics (Bermuda) Ltd.	Bermuda
Aimmune Therapeutics Netherlands Coöperatief U.A.	Netherlands
Aimmune Therapeutics Netherlands B.V.	Netherlands
Aimmune Therapeutics Ireland Limited	Ireland
Aimmune Therapeutics Germany GmbH	Germany